NEWS RELEASE

January 24, 2006

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

CARDERO PROVIDES UPDATE ON ACTIVITIES IN PERU

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to provide an update on its activities in Peru.  Over the past few months Cardero has aggressively pushed forward on several initiatives at its 100% owned, 25,000 hectare Iron (Fe) Sands Project within the Marcona Iron, Copper and Gold (IOCG) District, located in the desert coast region of southern Peru.

In order to focus on the magnetite (iron) potential of the Iron Sands project, Cardero has optioned all hard rock potential within the entire claim package to Peregrine Diamonds Peru S.A.C., a subsidiary of Peregrine Diamonds Ltd. of Vancouver, British Columbia.  The option agreement grants to Peregrine the right to earn a 70% interest in the hard rock potential (thereby excluding the rights to the unconsolidated and semi-consolidated sands and all minerals therein) in the respective areas.  Under terms of the agreement, in order to acquire its interest, Peregrine is required to incur aggregate expenditures of US$3,000,000 in stages to October 20th 2009.  Peregrine has advised that its proposed work program will consist of geological mapping, sampling, geophysical surveying and contingent on results drill testing.  The Company’s Pampa de Pongo Iron property (953Mt @ 44.7% Fe) is not part of the Peregrine option.

Iron Sands Project

Midrex Testing

Previous work conducted by Midrex Technologies Inc. on behalf of the Company investigated the feasibility of producing Pig Iron (≥94% Fe) within acceptable industry specifications from two magnetite sand samples from the property (see June 23rd 2005 press release for details).  Midrex, a fully owned subsidiary of the Kobe Steel Group, is considered the world’s pre-eminent innovator and technology supplier for the direct reduction of iron ore.

In summary the initial results were deemed ‘very encouraging’ by Midrex and resulted in the production of a liquid metal button containing 94% Fe.  The resultant 'waste' slag assayed up to 21.48 % TiO2 (titanium dioxide) by weight and 3.18% V2O5 (vanadium pentoxide) by weight.  Due to these favourable bench tests Cardero provided a large, 1,060 kg, iron bearing sand sample to Midrex for additional testing.  The aim of this was two-fold; firstly to establish whether the initial results were repeatable using a larger sample and secondly to provide additional ‘waste’ slag for beneficiation analysis.

The iron bearing sand sample provided to Midrex indicates that the iron content is 9.86% by weight.  After magnetic separation the concentrate assayed between 59.28 to 65.84% Fe.  The concentrate (59.28 to 65.84% Fe) was then processed using the patented FASTMELT® Process.  FASTMELT is a proprietary technology of Midrex that uses a FASTMET® rotary hearth with a melting unit (i.e. Electric Ironmaking Furnace-EIF®).  In the FASTMET Process, typically pellets made of iron ore fines and pulverized coal, are turned into direct reduced iron (DRI) in a rotary hearth furnace.  The hot DRI is then fed to the EIF, which produces hot metal.

The FASTMELT® results on this concentrate successfully replicated the earlier test results and are tabulated below:

June 23rd 2005 Results – 65 & 100kg material	30th November 2005 Results – 1060kg material
Iron (Fe): 94 – 95% metallic iron	Iron (Fe): 94 – 95% metallic iron
Carbon (C): 3.5 – 4.5%	Carbon (C): 5.19%

The pig iron product from both FASTMELT bench-scale tests is considered to be of high quality in that residuals are in low concentrations.  Furthermore, the resultant slag is enriched in both TiO2 and V2O5 so as to be of interest for applying recovery technologies.

Beneficiation Studies

Discussions with both Midrex and Colorado School of Mines indicate that liberation of the vanadium and titanium from the slag using conventional technologies should be possible; however, confirmation of this has yet to occur and will be addressed by future testing.  Nevertheless, should this prove to be economically feasible it could add significant benefit to any resultant production operation at the Iron Sands project.

Preliminary petrography of the magnetic concentrate indicates that it is comprised of magnetite, titanomagnetite and ilmenite (a titanium bearing mineral).  The Company is also in the midst of conducting additional tests (petrography, geochemistry and heavy mineral concentration) on the paramagnetic component (the weak to moderately magnetic portion) of the magnetic concentrate (Midrex test results indicate that this paramagnetic fraction assayed up to 2.46% Fe).  The aim of these tests is to establish whether this paramagnetic fraction, which is presently considered as part of the ‘waste’ fraction, contains any significant ‘payable’ heavy mineral concentrations, such as the titanium bearing minerals rutile and ilmenite in addition to weakly magnetic iron minerals (hematite and / or oxidized magnetite).

Surficial Sampling & Drill Testing

A regional geochemical sampling and mapping program of the large Iron Sands property was designed, supervised and implemented during July-August 2005 by Company personnel in conjunction with a surface media sampling specialist.  Surficial sand samples were collected on two coarse reconnaissance-scale sampling grids at the large Pampa El Toro and Carbonera dune fields (see photos on the Cardero website).

A total of 364 samples were collected in the two dune fields: 172 samples at Pampa El Toro and a further 192 samples at Carbonera.  Site locations were chosen as pre-arranged grid coordinates to ensure that any sample site selection biases were eliminated.  Unfortunately due to logistic and customs delays the samples only reached the magnetic separation laboratory in December.

Concurrently a widely spaced, nominal 2km grid, 13 borehole program was completed in December at Pampa El Toro.  The boreholes are very instructive in-so-far as they indicate the presence of very thick, magnetite bearing, sand accumulations.

Of the thirteen boreholes collared, twelve intersected in excess of 100 metres of sand (all remain open at depth), in addition,  the deepest hole drilled to date finished at 141 metres depth due to a lack of sufficient casing.  Only one borehole, 05-PET-06, collared at the southernmost extent of the pampa, intersected bedrock at 30m depth.

The borehole samples are presently being magnetically separated on-site and the Company hopes to be in a position to release the results in conjunction with those of the surficial samples in the near-future.

Although Cardero is encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Ongoing Work Programs

Future work will consist of geochemical analysis of the surficial and borehole samples. In addition, the Company will commission ongoing research studies on potential slag and paramagnetic fraction beneficiation as well as grinding tests on the magnetic separation concentrate to assess the feasibility of producing a direct shipping iron concentrate.

Concurrently, and ultimately contingent on results, an independent engineering firm specializing in large scale mineral sand projects will be retained to provide ongoing technical assistance with the aim of ultimately producing a N.I. 43-101 compliant mineral resource estimate for the Iron Sands Project.  Based on their findings a suitable definition drill campaign will be designed and implemented and it is anticipated that this will provide sufficient magnetic concentrate for a full Midrex pilot plant test.

“The initial work Iron Sands programs are encouraging,” stated Henk Van Alphen, President of Cardero. “The project enjoys many favourable advantages such as a superb location adjacent to tide-water, ease of mining and proximity to a well developed infrastructure. We are continuing to examine various alternatives and are in discussions with third parties regarding the production of a direct shipping iron concentrate which if successfully concluded would enable Cardero to commence production in a relatively short timeframe”.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero's Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the scientific and technical information that forms the basis for this news release.

The surficial sampling and drill programs on the Iron Sands project are supervised by Stephen Cook, P. Geo., who is responsible for all geochemical sampling aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

Cardero is well financed with over $12 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States

Midrex Technologies, Inc

Midrex Technologies, Inc. is an international process engineering and technology company that provides global process technology solutions to various industries and is principally known for the MIDREX® Direct Reduction Process that converts iron ore into a high-purity DRI or HBI for use in steelmaking, ironmaking, and foundry applications.

FASTMELT is another of Midrex’s proprietary technologies that uses a FASTMET® rotary hearth with a melter unit (i.e. Electric Ironmaking Furnace).  In the FASTMET Process, pellets made of iron ore fines and pulverized coal are turned into direct reduced iron (DRI) in a rotary hearth furnace.  The DRI is then fed to the melter, which produces hot metal.

Midrex continues to develop new technologies relating to its traditional iron and steel roots including eco-friendly technologies such as FASTMET®/FASTMELT®.